Exhibit 99.4

Annual General Meeting JMU Limited (the “Company”) ADS CUSIP No.: 46647L204. ADS Record Date: November 21, 2018. Meeting Specifics: Annual General Meeting (or at any adjourned or postponed meeting thereof) to be held on December 20, 2018 at 10:00 a.m. (local time) at the Company’s offices located at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People's Republic of China (the “Meeting”). Meeting Agenda: Please refer to the Company’s Notice of Meeting enclosed herewith. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of April 13, 2015. Deposited Securities: Ordinary shares, par value U.S.$0.00001 per share, of the Company. Custodian: Citibank, N.A. - Hong Kong. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Please note that pursuant to Section 4.10, of the Deposit Agreement, under the Articles of Association of the Company (as in effect on the date hereof), a poll may be demanded by the chairman the Meeting or any other member present in person or or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote Meeting. Please further note that, as set forth in Section 4.10 of the Deposit Agreement, in the event voting takes place by show of hands, the Depositary will instruct the Custodian to vote all Securities in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event of voting by poll, Deposited Securities for timely voting instructions have been received will not be voted (but all Deposited Securities will be represented at the meeting for quorum purposes if any timely voting instructions have been from Holders). Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Securities for the sole purpose of establishing a quorum at a meeting of shareholders. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on December 17, 2018 for action to be taken. 2018 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

Resolution 3 Resolution 4 Resolution 5 Resolution 6 Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy) A Issues JMU Limited If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders). If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" voting instruction for such issue. Please be sure to sign and date this Voting Instructions Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such. B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. Resolution 1 Resolution 2 For Against Abstain Ordinary Resolutions 1. Reelection of Ms. Xiaoxia Zhu as a director of the Company 2. Reelection of Mr. Tianruo (Robert) Pu as a director of the Company 3. Reelection of Ms. Hua Zhou as a director of the Company 4. Reelection of Ms. Xiaoyu Li as a director of the Company 5. Re-designation of each Class I Director and Class III Director of the Company into a Director Special Resolution 6. The Adoption of Amendments to the Third Amended and Restated Memorandum and Articles of Association (the "Third M&A") and the adoption of Fourth Amended and Restated Memorandum and Articles in substitution in their place of the Third M&A The Depositary has been advised by the Company that its Board of Directors recommends a “FOR” vote for all resolutions. The Company's Notice of Meeting and related materials are available through the Company's website, at http://ir.ccjmu.com/.